Exhibit n.11

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Solar Senior Capital Ltd.:

We consent to the use of our report dated February 22, 2017, with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, of First Lien Loan Program LLC (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for the year ended December 31, 2016 and for the period from February 13, 2015 (commencement of operations) to December 31, 2015, incorporated herein by reference in the prospectus.

(signed) KPMG LLP

New York, New York

March 9, 2017